--------------------------------------------------------------------------------


                      SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, DC  20549


                                   FORM 11-K


                    Annual Report Pursuant to Section 15(d)
                    of the Securities Exchange Act of 1934
                  For the fiscal year ended December 31, 1996


                        Commission File Number 33-43105



                                 Title of Plan
                           THE BON-TON STORES, INC.
                    Profit Sharing/Retirement Savings Plan



              Issuer of the securities held pursuant to the Plan
                           THE BON-TON STORES, INC.
                            2801 East Market Street
                           York, Pennsylvania 17402
                                (717) 757-7660



                           -------------------------




--------------------------------------------------------------------------------

                    THE BON-TON STORES, INC.
                    PROFIT SHARING/RETIREMENT SAVINGS PLAN

                    FINANCIAL STATEMENTS
                    AS OF DECEMBER 31, 1996 AND 1995
                    TOGETHER WITH AUDITORS' REPORT

                           THE BON-TON STORES, INC.
                           ------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------


                         INDEX TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------



                                                                            Page
                                                                            ----

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                      1

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AS OF DECEMBER 31, 1996                                                     2

STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
  AS OF DECEMBER 31, 1995                                                     3

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
  BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1996                               4

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN
  BENEFITS FOR THE YEAR ENDED DECEMBER 31, 1995                               5

NOTES TO FINANCIAL STATEMENTS                                                 6

SCHEDULE I - Item 27(a) -- SCHEDULE OF ASSETS HELD FOR
  INVESTMENT PURPOSES AS OF DECEMBER 31, 1996                                12

SCHEDULE II - Item 27(d) -- SCHEDULE OF REPORTABLE
  TRANSACTIONS FOR THE YEAR ENDED DECEMBER 31, 1996                          13

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Plan Administrator of
The Bon-Ton Stores, Inc.
Profit Sharing/Retirement Savings Plan:

We have audited the accompanying statements of net assets available for plan benefits of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan as of December 31, 1996 and 1995, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and supplemental schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits as of December 31, 1996 and 1995, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules, listed in the index to financial statements, are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statement of net assets available for plan benefits and the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.


/s/ Arthur Andersen LLP


Lancaster, Pa.
June 16, 1997

                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                               DECEMBER 31, 1996
                               -----------------

                                                                                 Retirement Savings Funds
                                                 ---------------------------------------------------------------------------------
                                                                  Stable       Balanced      Bon-Ton      Stock Index
                                                    Total       Income Fund      Fund       Stock Fund       Fund        Bond Fund
                                                 -----------    -----------   ----------    ----------    ----------    ----------
ASSETS:
 Cash                                            $10,613,643    $   --        $4,896,012    $   --        $       70    $       29
 Contributions Receivable - Employer &
   employee/participant                            1,697,435       120,707       126,381        40,544       159,963        49,841
 Interest Receivable                                  46,277           374           142            14         2,150           146
 Investments, at fair value:
   EB Temporary Investment Fund                    6,669,434       624,363       129,949        --         5,258,012        99,736
   EB MBA Government Corporate
     Bond Index Fund                               8,095,179        --            --            --            --            --
   Government Securities Fund                      6,718,992     4,697,155        --            --            --            --
   Bon-Ton Common Stock                            1,055,172        --            --         1,055,172        --            --
   Barclays Global Investors Bond Fund             1,665,398        --            --            --            --         1,665,398
                                                 -----------    ----------    ----------    ----------    ----------    ----------
            Total investments                     24,204,175     5,321,518       129,949     1,055,172     5,258,012     1,765,134
                                                 -----------    ----------    ----------    ----------    ----------    ----------

   Sales Pending Settlement                         817,817       408,086        --             1,645        --            --
                                                 -----------    ----------    ----------    ----------    ----------    ----------
            Total assets                          37,379,347     5,850,685     5,152,484     1,097,375     5,420,195     1,815,150

LIABILITIES:
  Purchases pending settlement                       398,705       383,685        --             1,582        --            --
                                                 -----------    ----------    ----------    ----------    ----------    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS           $36,980,642    $5,467,000    $5,152,484    $1,095,793    $5,420,195    $1,815,150
                                                 ===========    ==========    ==========    ==========    ==========    ==========


                                                 Profit Sharing Funds
                                               -------------------------
                                                   Main         Option
                                                   Fund          Fund
                                               -----------    ----------

ASSETS:
 Cash                                          $ 5,717,532    $   --
 Contributions Receivable - Employer &
   employee/participant                          1,154,602        45,397
 Interest Receivable                                43,418            33
 Investments, at fair value:
   EB Temporary Investment Fund                    557,374        --
   EB MBA Government Corporate
     Bond Index Fund                             8,095,179        --
   Government Securities Fund                       --         2,021,837
   Bon-Ton Common Stock                             --            --
   Barclays Global Investors Bond Fund              --            --
                                               -----------    ----------
            Total investments                    8,652,553     2,021,837
                                               -----------    ----------

    Sales Pending Settlement                       408,086        --
                                               -----------    ----------

            Total assets                        15,976,191     2,067,267

LIABILITIES:
  Purchases pending settlement                      --            13,438
                                               -----------    ----------

NET ASSETS AVAILABLE FOR PLAN BENEFITS         $15,976,161    $2,053,829
                                               ===========    ==========

The accompanying notes are an integral part of this financial statement.

                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------


              STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
              ---------------------------------------------------

                               DECEMBER 31, 1995
                               -----------------

                                                           Retirement Savings Funds                            Profit Sharing Funds
                                ---------------------------------------------------------------------------   ---------------------
                                                 Stable     Balanced      Bon-Ton    Stock Index                Main        Option
                                   Total      Income Fund     Fund      Stock Fund       Fund     Bond Fund     Fund         Fund
                                -----------   -----------  ----------   ----------   -----------  ---------   ---------   ---------
ASSETS:
 Cash                           $    23,714   $    23,399  $       13   $        8   $       81   $      32   $     181   $   --
   Contributions Receivable -
    Employer & employee/
    participant                     552,052       145,051     141,041       39,873      169,579      56,508       --          --
   Interest Receivable                  269            95          33           10           76          41          13           1
   Investments, at fair value:
    EB Temporary Investment Fund  1,024,655       456,946      28,538       18,154       86,441      45,118     389,458       --
    EB MBA Government
     Corporate Bond Index Fund    7,837,940         --          --            --           --         --      7,837,940       --
  Guaranteed Investment Contract  1,504,522       752,261       --            --           --         --        752,261       --
    Government Securities Fund    6,836,415     4,239,347       --            --           --         --          --      2,597,068
    Vanguard Wellington Fund      3,891,406         --      3,891,406         --           --         --          --          --
    Vanguard World Fund             606,813         --          --            --           --         --        606,813       --
    Vanguard Trustees Equity Fund   606,399         --          --            --           --         --        606,399       --
    Vanguard Index Trust Fund     4,776,637         --          --            --           --         --      4,776,637       --
    Bon-Ton Common Stock            684,780         --          --         684,780         --         --          --          --
    Wells Fargo Stock Fund        3,499,727         --          --            --      3,499,727       --          --          --
    Wells Fargo Bond Fund         1,597,432         --          --            --           --     1,597,432       --          --
                                -----------   -----------  ----------   ----------   ----------   ---------  ----------   ---------
     Total investments           32,866,726     5,448,554   3,919,944      702,934    3,586,168   1,642,550  14,969,508   2,597,068
                                -----------   -----------  ----------   ----------   ----------   ---------  ----------   ---------
     Total assets                33,442,761     5,617,099   4,061,031      742,825    3,755,904   1,699,131  14,969,702   2,597,069

LIABILITIES:
   Purchases pending settlement      59,228         --          --            --         --          --          56,633       2,595
                                -----------   -----------  ----------   ----------   ----------  ---------- -----------  ----------
 NET ASSETS AVAILABLE FOR
  PLAN BENEFITS                 $33,383,533   $ 5,617,099  $4,061,031   $  742,825   $3,755,904  $1,699,131 $14,913,069  $2,594,474
                                ===========   ===========  ==========   ==========   ==========  ========== ===========  ==========

    The accompanying notes are an integral part of this financial statement.

                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                      ------------------------------------

                                                     Retirement Savings Funds                               Profit Sharing Funds
                           ---------------------------------------------------------------------------    ------------------------
                                            Stable    Balanced      Bon-Ton     Stock Index                  Main         Option
                               Total     Income Fund    Fund       Stock Fund      Fund      Bond Fund       Fund          Fund
                           -----------   -----------  ---------    ----------   -----------  ----------   -----------   ----------
ADDITIONS TO NET ASSETS:
   CONTRIBUTIONS:
    Employer               $ 1,650,737   $   94,105   $   98,770   $   32,013   $  187,195   $   38,655   $1,154,602    $   45,397
    Employee/Participant     3,430,136      984,186      830,735      304,618      991,331      319,266        --             --
                           -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
       Total contributions   5,080,873    1,078,291      929,505      336,631    1,178,526      357,921     1,154,602       45,397

INVESTMENT INCOME:
      Net Appreciation
       (Depreciation) in
       Fair Market Value      (122,257)     (74,850)       --         194,798       --          (69,798)     (142,136)     (30,271)
      Dividends and
       Interest              1,612,693      344,696      184,976          722       11,876      114,000       811,815      144,608
      Realized Gains
       (Losses)              2,376,000       10,398      550,474      (29,888)     903,531        4,444       947,536      (10,495)
                           -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
       Total investment
        income               3,866,436      280,244      735,450      165,632      915,407       48,646     1,617,215      103,842
                           -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
       Total additions       8,947,309    1,358,535    1,664,955      502,263    2,093,933      406,567     2,771,817      149,239
                           -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
 DEDUCTIONS FROM NET
  ASSETS:
     Benefit Payments and
      Withdrawals            5,075,255    1,317,063      589,455      130,439      564,212      200,609     1,609,337      664,140
     Administrative
      Expenses                 274,945       64,468       24,479       10,162       29,471       20,639        92,516       33,210
     Interfund Transfers -
      Net                        --         127,103      (40,432)       8,694     (164,041)      69,300         6,842       (7,466)
                           -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------

       Total deductions      5,350,200    1,508,634      573,502      149,295      429,642      290,548     1,708,695      689,884
                           -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
  INCREASE (DECREASE) IN
   NET ASSETS AVAILABLE
   FOR PLAN BENEFITS         3,597,109     (150,099)   1,091,453      352,968    1,664,291      116,019     1,063,122     (540,645)

  NET ASSETS AVAILABLE FOR
   PLAN BENEFITS:
       Beginning of year    33,383,533    5,617,099    4,061,031      742,825    3,755,904    1,699,131    14,913,069    2,594,474
                           -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
       End of year         $36,980,642   $5,467,000   $5,152,484   $1,095,793   $5,420,195   $1,815,150   $15,976,191   $2,053,829
                           ===========   ==========   ==========   ==========   ==========   ==========   ===========   ==========

    The accompanying notes are an integral part of this financial statement.

                            THE BON-TON STORES, INC.
                            ------------------------

                     PROFIT SHARING/RETIREMENT SAVINGS PLAN
                     --------------------------------------


         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
         --------------------------------------------------------------

                      FOR THE YEAR ENDED DECEMBER 31, 1995
                      ------------------------------------

                                                        Retirement Savings Funds                             Profit Sharing Funds
                            ----------------------------------------------------------------------------   ------------------------
                                             Stable     Balanced      Bon-Ton    Stock Index                  Main         Option
                                Total     Income Fund     Fund      Stock Fund      Fund      Bond Fund       Fund          Fund
                            -----------   -----------  ----------   ----------   ----------   ----------   -----------   ----------
ADDITIONS TO NET ASSETS:
  CONTRIBUTIONS:
   Employer                 $   367,142   $  107,844   $   87,638   $   35,455   $   97,699   $   38,506   $   --        $    --
   Employee/Participant       3,007,848      955,204      620,706      367,080      739,151      325,707       --             --
                            -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
       Total contributions    3,374,990    1,063,048      708,344      402,535      836,850      364,213       --             --

  INVESTMENT INCOME:
   Net Appreciation
      (Depreciation) in
      Fair Market Value       2,973,335      105,153      638,303     (653,061)     785,347      147,986     1,859,667       89,940

   Dividends and Interest     1,591,440      384,628      155,065        1,127       71,149       99,060       707,439      172,972
   Realized Gains
      (Losses)                  398,018       19,386      107,156      (91,548)      47,604        6,520       296,672       12,228
                            -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
       Total investment
       income                 4,962,793      509,167      900,524     (743,482)     904,100      253,566     2,863,778      275,140

  TRANSFERS IN FROM
      AM&A PLAN               3,439,873    2,222,622      360,373      144,680      260,481       91,562       360,155        --
                            -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------

       Total additions       11,777,656    3,794,837    1,969,241     (196,267)   2,001,431      709,341     3,223,933      275,140
                            -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------

DEDUCTIONS FROM NET ASSETS:
---------------------------
    Benefit Payments and
     Withdrawals              4,903,540    1,734,521      422,194      134,789      454,008      193,422     1,473,918      490,688
    Administrative Expenses     144,133       30,065       10,471        7,994       12,911       10,760        46,656       25,276
    Interfund Transfers -
     Net                         --           (4,519)    (157,448)     253,874     (130,741)      38,459        13,653      (13,278)
                            -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------

       Total deductions       5,047,673    1,760,067      275,217      396,657      336,178      242,641     1,534,227      502,686
                            -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------

 INCREASE (DECREASE) IN
  NET ASSETS AVAILABLE FOR
  PLAN BENEFITS               6,729,983    2,034,770    1,694,024     (592,924)   1,665,253      466,700     1,689,706     (227,546)
                            -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------

 NET ASSETS AVAILABLE FOR
      PLAN BENEFITS:
    Beginning of year        26,653,550    3,582,329    2,367,007    1,335,749    2,090,651    1,232,431    13,223,363    2,822,020
                            -----------   ----------   ----------   ----------   ----------   ----------   -----------   ----------
    End of year             $33,383,533   $5,617,099   $4,061,031   $  742,825   $3,755,904   $1,699,131   $14,913,069   $2,594,474
                            ===========   ==========   ==========   ==========   ==========   ==========   ===========   ==========

    The accompanying notes are an integral part of this financial statement.

                           THE BON-TON STORES, INC.
                           ------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------


                         NOTES TO FINANCIAL STATEMENTS
                         -----------------------------

                          DECEMBER 31, 1996 AND 1995
                          --------------------------


1. DESCRIPTION OF PLAN:
   --------------------

The following description of The Bon-Ton Stores, Inc. Profit Sharing/Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan's provisions.

General
-------

The Plan is a defined contribution plan covering substantially all employees of the Company who have one year of service and are age 21 or older. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Employee Contributions
----------------------

Eligible employees may elect to make basic contributions from 1% to 15% of compensation deducted on a pre-tax basis, and an additional 5% of compensation on an after-tax basis subject to certain limitations. Effective January 1, 1994, pre-tax contributions for highly compensated participants are limited to 5% of the participant's compensation. For the Plan years 1996 and 1995, a highly compensated participant, as defined by the Company, is a participant with an annual salary equal to or greater than $150,000.

Employer Contributions
----------------------

Contributions to the Plan's Profit Sharing funds are made at the Company's discretion out of the annual current earnings of the Company subsequent to the close of the Company's fiscal year. Contributions are paid to the designated trustee of the Plan and are subject to certain limitations as dictated by the Internal Revenue Code. Contributions to the Profit Sharing funds are allocated to each participant's account on or before the last day of the Plan year in the ratio which the participant's compensation for the Plan year plus the participant's compensation in excess of 40% of the Social Security Wage Base for the Plan year bears to the total compensation for the Plan year plus the total compensation in excess of 40% of the Social Security Wage Base for the Plan year of all eligible participants. The maximum amount which may be allocated to any member is 4.3% of the sum of the participant's compensation for the Plan year plus the participant's compensation over 40% of the Social Security Wage base for the Plan year.

Contributions to the 401(k) funds are at the discretion of the Board of Directors. These contributions are allocated to the respective 401(k) funds based upon the allocations chosen by the participant. During 1996 and 1995, the Company contributed 20% of the employees' contributions up to 5% of compensation.

Participant Accounts
--------------------

Each participant's account is credited with the employee's contribution and allocation of: (a) the employer's contribution, (b) Plan earnings, and (c) forfeitures of terminated participants' nonvested accounts. Forfeitures are allocated on the same basis as contributions to the Profit Sharing funds.

Investments
-----------

Investment of the Company's contribution to the Plan's Profit Sharing funds is under the control and management of the Trustee, subject to the Company's fiduciary direction through the Company's Board of Directors and/or the Plan's Administrative Committee.

Investments of the participants' and the Company's contributions to the Plan's 401(k) funds are allocated at the discretion of the participant.

Total assets of the Plan are valued quarterly at fair market values by the Trustee with exception to the Guaranteed Investment Contract which is valued at contract value. Gains and losses as determined by this valuation are allocated to each participant's account on the basis of each participant's account balance to the total account balances at the prior valuation date.

Vesting
-------

Participants are fully vested as to their own contributions. With regard to employer matching contributions to the 401(k) funds, the Plan has adopted a three-year cliff vesting policy, which provides for 100% vesting after three years of service. Participant's interest in the Profit Sharing funds is fully vested after five years of service.

Benefit Payments
----------------

Participants may make complete or partial withdrawals from their employee pre-tax contribution accounts at any time after age 59 1/2 or at any time for economic hardship, as defined by the Plan. After-tax employee contributions may be withdrawn at any time. Upon termination of employment, participants are entitled to receive the entire balance in their employee account and employer account (if vested). In the event of death or disability of a participant before termination of employment, 100% of a participant's account is distributed to a beneficiary as defined. Withdrawals may be paid in a lump sum, in installments, as an annuity for life, as a joint and survivor annuity, or any combination of the foregoing at the option of the participant.

Benefits due to retired and terminated participants, which are included in net assets available for plan benefits in the accompanying statements at December 31, 1996 and 1995, amounted to $1,872,039 and $1,596,494 respectively.

Plan Termination
----------------

Although it has not expressed an intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
   -------------------------------------------

Basis of Accounting
-------------------

The financial statements of the Plan are reflected on the accrual basis of accounting.

On January 1, 1995, the Plan adopted the American Institute of Certified Public Accountants' Statement of Position 94-4, "Reporting of Investment Contracts Held by Health and Welfare Benefit Plans and Defined Contribution Pension Plans"
(SOP 94-4). The adoption of SOP 94-4 had no impact on the attached financial statements as the fully benefit-responsive contracts held by the Plan are valued under SOP 94-4 at contract value which is the same basis used by the Plan in prior years.

Estimates
---------

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Investments
-----------

Participants have the option to invest their 401(k) contributions in any of the following five funds: Stable Income Fund, Balanced Fund, Bon-Ton Stock Fund, Stock Index Fund and the Bond Fund. Profit Sharing contributions are allocated to either a Main Fund or an Option Fund, which is managed by a more conservative investment program. Only participants over the age of 55 may elect to have contributions invested in the Option Fund.

All investments are presented at fair market value except for the fully benefit-responsive guaranteed investment contract in the Stable Income Fund and the Main Fund, which is stated at contract value. As of December 31, 1996, the Mellon Bank EB Temporary Investment Fund, EB MBA Government Corporate Bond Index Fund and the DF Government Securities Fund were greater than 5% of net assets. The following investments as of December 31, 1995 were greater than 5% of net assets: EB MBA Government Corporate Bond Index Fund, DF Government Securities Fund, Vanguard Wellington Fund, Vanguard Index Trust Fund, and the Wells Fargo Stock Fund.

Realized Gains (Losses) and Net Appreciation (Depreciation) in Fair Market Value
--------------------------------------------------------------------------------

The computations of both realized gains and losses and the net appreciation and depreciation in fair market value are based on the difference between the fair market values of the investments at the beginning of the year and the fair market values on the sales dates or the end of the year, as applicable.

Administrative Expenses
-----------------------

Under terms of the Plan agreement all expenses are paid by the Plan unless paid directly by the Company.

3. TRUSTEES:
   ---------

Mellon Bank N.A. is the trustee of the Plan during 1996 and 1995. Effective January 1, 1997 PNC Bank, N.A. was named trustee for the Plan. In connection with this change in trustee, certain of the investments included within the Plan's fund options available to participants will change. The change in investments by fund option is as follows:


     Fund Option                 PNC                     Mellon
---------------------  -----------------------  ------------------------

Balanced               Invesco Total Return     Vanguard Wellington
Stock Index            Scudder Growth & Income  Barclays Stock Index
Small Company Stock    Invesco Dynamics         None
Bond                   Invesco Select Income    Barclays Bond Index
Stable lncome          PNC Investment Contract  DF Government Securities

The Plan will also continue to offer the Bon-Ton Stock Fund. In anticipation of the above investment changes, the Plan sold certain investments and invested the proceeds in liquid assets as of yearend to facilitate the above investment changes as of January 1, 1997.

4. GUARANTEED INVESTMENT CONTRACT:
   -------------------------------

During the 1995 plan year, the Plan held a fully benefit-responsive guaranteed investment contract with Protective Life Insurance Company. Protective Life Insurance Company maintained the contributions in a pooled account. The account was credited with earnings on underlying investments and charged for Plan withdrawals and administrative expenses. The contract is included in the financial statements at contract value with no valuation reserve against the contract value, as reported to the Plan by Protective Life Insurance Company. Contract value represents contributions made under the contract, plus earnings, less Plan withdrawals and administrative expenses. For the year ended
December 31, 1995, the contract had an average yield of 8.52%. The crediting interest rate as of December 31, 1995 under the contract was 8.18%, and the contract value approximated the contract's fair market value.

5. FEDERAL INCOME TAXES:
   ---------------------

The Internal Revenue Service has determined and informed the Company by a letter dated January 30, 1996, that the trust established under the Plan is qualified under Sections 401(a) and 401(k) of the Internal Revenue Code and the trust established under the Plan is exempt from federal income taxes under
Section 501(a).

6. PLAN AMENDMENTS:
   ----------------

Effective January 1, 1995, the Plan was amended to allow the employees of an acquired subsidiary, Adam, Meldrum and Anderson Co., Inc., who were previously participants in the First Restated AM&A Savings Plan to be eligible for participation in the Plan. All existing balances in the First Restated AM&A Savings Plan were transferred to the Plan based upon investment allocation decisions made by the participants. These transfers are listed as a separate line in the accompanying statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These participants received credit for all years of service which were earned as an employee of Adam, Meldrum, and Anderson Co., Inc.

7. RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500:
   ----------------------------------------------------

The following is a reconciliation of net assets available for plan benefits per the financial statements to the Form 5500:

                                                                     December 31,
                                                                 1996            1995
                                                             -----------      -----------

       Net assets available for plan benefits per the
        financial statements                                 $36,980,642      $33,383,533

       Amounts allocated to withdrawing participants          (1,872,039)      (1,596,494)
                                                             -----------      -----------

       Net assets available for plan benefits per the
        Form 5500                                            $35,108,603      $31,787,039
                                                             ===========      ===========


The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:

                                                                            Year ended
                                                                        December 31, 1996
                                                                        -----------------

       Benefits paid to participants per the financial statements          $5,075,255

       Add: Amounts allocated to withdrawing participants at
        December 31, 1996                                                   1,872,039

       Less: Amounts allocated to withdrawing participants at              (1,596,494)
        December 31, 1995                                                  ----------

               Benefits paid to participants per the Form 5500             $5,350,800
                                                                           ==========

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to December 31, but not yet paid as of that date.

                                                                      SCHEDULE I

                                EIN 23-1269309
                                --------------
                                   Plan 003
                                   --------


                           THE BON-TON STORES, INC.
                           ------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------


         Item 27(a) -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
         -------------------------------------------------------------

                            AS OF DECEMBER 31, 1996
                            -----------------------



                                          Number of
       Description of Investment           Shares        Cost         Market
---------------------------------------   ---------   -----------   -----------

Mellon Bank EB Temporary Investment
 Fund                                     6,669,434   $ 6,669,434   $ 6,669,434

Mellon Bank EB MBA Government
 Corporate Bond Index Fund                   21,357     8,141,909     8,095,179

Mellon Bank DF Government Securities
 Fund                                        71,901     6,798,768     6,718,992

The Bon-Ton Stores, Inc. Common Stock       172,273     1,374,985     1,055,172

Barclays Global Investors Bond Fund          13,086     1,634,767     1,665,398
                                                      -----------   -----------
                                                      $24,619,863   $24,204,175
                                                      ===========   ===========

         The accompanying notes are an integral part of this schedule.

                                                                     SCHEDULE II

                                EIN 23-1269309
                                --------------
                                   Plan 003
                                   --------

                           THE BON-TON STORES, INC.
                           ------------------------

                    PROFIT SHARING/RETIREMENT SAVINGS PLAN
                    --------------------------------------

                ITEM 27(d)--SCHEDULE OF REPORTABLE TRANSACTIONS
                -----------------------------------------------

                     FOR THE YEAR ENDED DECEMBER 31, 1996
                     ------------------------------------

                                              Number of  Number of   Purchase         Selling       Cost of     Net Gain/
              Description                     Purchases    Sales      Price (1)       Price (1)    Items Sold      (Loss)
-------------------------------------------   ---------  ---------  -----------     ------------  -----------  ------------

Single Transactions in Excess of 5%
-----------------------------------

Vanguard Index Trust Fund                                     1                      $4,957,664   $2,649,634    $2,308,030
EB Temporary Investment Fund                       1                $4,750,000           --           --            --
Barclays Global Investors Equity Index Fund                   1                       4,750,210    3,138,162     1,612,048
Vanguard Wellington Fund                                      1                       4,896,012    3,888,157     1,007,855

Series of Transactions in Excess of 5%
--------------------------------------

EB Temporary Investment Fund                      576        319     9,925,158        9,030,381    9,030,381        --
BSDT-LMDAI-Overnight Investments                   10         10       944,549          944,549      944,549        --
DF Government Securities Fund                      11          9     1,248,548        1,260,445    1,282,144       (21,699)

 1)  The purchase prices and selling prices of the above transactions represent the current value of the assets on the transaction date.

         The accompanying notes are an integral part of this schedule.

                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.



                                  The Bon-Ton Stores, Inc.
                                  Profit Sharing/Retirement Savings Plan



Date: June 30, 1997               By: /s/ Michael L. Gleim
                                      ----------------------------
                                      Michael L. Gleim
                                      Plan Administrator